

18000938

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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Received

FEB 26 2018

WASH, D.C.

SEC FILE NUMBER
8-13470

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

777 108TH N.E. Suite 1200

(No. and Street)

BELLEVUE	WA	98004-5135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
COLLEEN MURPHY   425-256-8189

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP

(Name – if individual, state last, first, middle name)

999 THIRD AVENUE, SUITE 3500 SEATTLE	WA	98104
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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Symetra Securities, Inc.
Statement of Financial Condition
Year Ended December 31, 2017

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3



Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086

Tel: +1 206 621 1800
Fax: +1 206 654 7799

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Symetra Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Symetra Securities, Inc. (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 1987.
February 23, 2018

1

Symetra Securities, Inc.
Statement of Financial Condition

	As of December 31, 2017
Assets	
Cash and cash equivalents	$ 1,914,426
Accounts and other receivables	681,229
Prepaid expenses	60,424
Deferred income tax assets, net	1,732
Total assets	$ 2,657,811
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 1,365
Accounts payable - affiliated	245,721
Total liabilities	247,086
Commitments and contingencies *(Note 7)*	
Stockholder's equity:	
Common stock (10,000 shares authorized, issued, and outstanding; $100 par value)	1,000,000
Additional paid-in capital	106,680
Retained earnings	1,304,045
Total stockholder's equity	2,410,725
Total liabilities and stockholder's equity	$ 2,657,811

See accompanying notes.

1. Organization and Nature of Business

Symetra Securities, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company filed for and was granted exclusion from membership in the Securities Investor Protection Corporation (SIPC). The Company acts as the underwriter and distributor of the variable separate account products for Symetra Life Insurance Company (Symetra Life).

The Company also acts as the broker of record for shareholders of other mutual funds. The Company provides record-keeping and other account holder services for these shareholders, including the facilitation of nonsolicited purchase, sale, and redemption orders. The Company promptly transmits all investor funds received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Symetra Life (the Affiliate), is a wholly owned subsidiary of the Parent. The operations of the Company could be affected by changes in the Parent or Affiliate's business strategies, or by the economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income and to pay related commission expense. In addition, the Company is dependent upon the Parent and Affiliate for services that support its operations.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP), including the rules and regulations of the Securities and Exchange Commission (SEC). The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. The recorded amounts reflect management's best estimates, though actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand bank deposits and short-term highly liquid investments with original maturities of three months or less at the time of purchase. They are reported at cost, which approximates fair value. As of December 31, 2017, cash and cash equivalents of $1,297,999 and $616,427, respectively, were held in a single bank account and money market fund.

The Company determines the fair value of financial instruments based on the fair value hierarchy, which favors the use of observable inputs over the use of unobservable inputs when measuring fair value. The Company has categorized its financial instruments into the three-level hierarchy, which gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). Cash equivalents, which represent all of the Company's financial instruments, have been classified as Level 1 under the fair value hierarchy.

Accounts Receivable

Receivables are carried at contracted amounts, which approximate fair value and represent the estimated collectible amounts.

Prepaid Expenses

Prepaid expenses consist primarily of prepaid annual FINRA membership and registration fees and prepaid insurance. The amounts are amortized over the coverage period for FINRA fees and insurance.

Accounting Pronouncements Not Yet Adopted

Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers*. This ASU outlines the principles a company must apply to measure and recognize revenue and the related cash flows. The core principle is that a company will recognize revenue at an amount that reflects the consideration to which it expects to be entitled in exchange for transferring goods or services to a customer. This new standard also increases required disclosures. The standard is effective for public entities for fiscal years beginning after December 15,

2017, with retrospective or modified retrospective application required. The Company will adopt the standard on January 1, 2018; however there is no impact to current revenue recognition models as a result of adoption.

3. Related-Party Transactions

The Company, in the normal course of business, is charged by the Parent or Affiliate for costs incurred that are directly related to the Company's activities and for its allocated share of operating expenses, as well as for income taxes incurred during the year on its behalf. As of December 31, 2017, accounts payable to affiliates were $201,574 for income taxes and $44,147 for personnel and other administrative expenses.

4. Dividends

In 2017, the Company declared and paid dividends of $1,000,000 to its Parent. Notification was provided to FINRA and the SEC when declared. Dividend payments are limited by the SEC Uniform Net Capital Rule (Rule 15c3-1) described in Note 6.

5. Income Taxes

The Company is included in the Parent's income tax returns, which are filed in the U.S. federal and various state jurisdictions. The method of allocation of federal income tax expense among the companies in the consolidated group is subject to a written agreement approved by each respective company's board of directors. The allocation is based upon separate return calculations. Intercompany tax balances are settled quarterly. These federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired for all tax periods through December 31, 2013. The Company is not currently subject to any state income tax examinations.

Income taxes have been determined using the liability method. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The current provision for federal income taxes is based on amounts determined to be payable as a result of current year operations. The deferred income taxes are calculated as the difference between the book and tax bases of the appropriate assets and liabilities and are measured using enacted tax rates.

The Company includes penalties and interest accrued related to unrecognized tax benefits in the calculation of income tax expense.

On December 22, 2017, the Tax Cuts and Jobs Act was signed into legislation, reducing the corporate tax rate from 35% to 21%.

The tax effects of temporary differences that gave rise to the deferred income tax assets and liabilities were as follows:

	As of December 31, 2017
Deferred income tax assets - employee-related liabilities	$ 1,732
Deferred income tax liabilities	—
Deferred income tax assets, net	$ 1,732

Deferred tax assets are recognized only to the extent that it is more likely than not that future taxable profits will be available. A valuation allowance is established where deferred tax assets cannot be recognized. Based on an analysis of the Company's tax position, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to enable the Company to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2017.

6. Net Capital Requirement

Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain a minimum net capital that is equivalent to the greater of $5,000 or 6.67% of aggregate indebtedness. The Rule also requires the Company's ratio of aggregate indebtedness to net capital to not exceed 1500% of its net capital. As of December 31, 2017, the Company had net capital of $1,655,011, which was $1,638,539 in excess of its required net capital of $16,472. The ratio of aggregate indebtedness to net capital was 14.93%.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

7. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. The Company does not expect that any such litigation, pending or threatened, as of December 31, 2017, will have a material adverse effect on its financial condition, future operating results, or liquidity.